Mail Stop 6010

August 27, 2008

Robert Shallish
Chief Financial Officer
CONMED Corporation
525 French Road
Utica, New York 13502

   Re: CONMED Corporation
     Form 10-K for the fiscal year ended December 31, 2007
     Filed February 26, 2008
     File No. 000-16093

Dear Mr. Shallish:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Brian R. Cascio
        Accounting Branch Chief